

February 18, 2015

<u>Via e-mail</u>
Mr. Tae-Sik Yoon
Chief Financial Officer
Ares Commercial Real Estate Corporation
One North Wacker drive, 48th Floor
Chicago, IL 60606

   RE: **Ares Commercial Real Estate Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed March 17, 2014
      File No. 1-35517

Dear Mr. Yoon:

   We have reviewed your response letter dated February 10, 2015, and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Consolidated Statements of Operations, page F-4</u>

1. We note in your response to prior comment 1 of our letter dated January 27, 2015 that you elected to use the proceeds from the convertible notes to repay outstanding amounts under your secured funding agreements. Therefore, please revise your presentation of net interest margin in future filings to reflect the interest associated with this convertible debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief